| OMB APPROVAL |
|---|
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70835 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USREM SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 LEXINGTON AVENUE, LCTN #07-139
(No. and Street)

| NEW YORK | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| RAYMOND KAHN | (332) 207-8714 | ray@usremsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

| 1514 OLD YORK ROAD | ABINGTON | PA | 19001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/18/2003 | 169 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __RAYMOND KAHN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __USREM SECURITIES LLC_____, as of __9/30_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Raymond A. Kahn_____

Title:
CEO        _12/23/25_____

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# USREM Securities LLC

## Report on Audit of Financial Statements and Supplementary Information For the Year Ended September 30, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

# USREM Securities LLC

*September 30, 2025*

**Contents**

**Financial Statements**

**Supplementary Information**

**Exemption Report**



Sanville & Company LLC
Philadelphia | New York | Dallas

## Report of Independent Registered Public Accounting Firm

To the Sole Member and Those Charged With Governance
USREM Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of USREM Securities, LLC (the Company) as of September 30, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Emphasis of Matter – Going Concern**

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 with the statement of financial condition, the Company does not generate revenues and relies on financial support from a parent company to fund its operations. This condition raises substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the statement of financial condition is issued. Management's plans to mitigate this doubt include continued financial support from the parent company until such time the Company generates positive cash flow. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

*Sanville & Company, LLC*

Sanville & Company, LLC
Dallas, Texas
December 23, 2025

# USREM Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of September 30, 2025

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 12,095 |
| Prepaid expenses | | 5,339 |
| **TOTAL ASSETS** | $ | 17,434 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES**

| | | |
|---|---|---|
| Accounts payable | | 10,228 |
| Accrued liabilities | | 8,000 |
| **TOTAL LIABILITIES** | | 18,228 |
| **MEMBER'S EQUITY** | | (794) |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 17,434 |

See Notes to Financial Statements.

# USREM Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Income
For the Year Ended September 30, 2025

**OPERATING EXPENSES:**

| | |
|---|---:|
| Compensation and benefits | 261,728 |
| Professional fees | 133,024 |
| Technology and communications | 26,429 |
| Insurance | 15,761 |
| Occupancy and equipment | 13,134 |
| Marketing | 12,173 |
| Dues and subscriptions | 11,014 |
| Regulatory expenses | 6,674 |
| Other expenses | 2,948 |
| Total Expenses | 482,885 |

| | | |
|---|---|---:|
| **NET LOSS** | $ | (482,885) |

See Notes to Financial Statements.

4

# USREM Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended September 30, 2025

| | | |
|---|---|---|
| **MEMBER'S EQUITY, OCTOBER 1, 2024** | $ | 124,622 |
| Net loss | | (482,885) |
| Contributions | | 300,878 |
| Non-cash contributions | | 56,591 |
| **MEMBER'S EQUITY, SEPTEMBER 30, 2025** | $ | (794) |

See Notes to Financial Statements.

# USREM Securities LLC
(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended September 30, 2025

**OPERATING ACTIVITIES:**

| | | |
|---|---|---|
| Net loss | $ | (482,885) |
| Non-cash contributions | $ | 56,591 |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Net change in operating assets: | | |
| Increase in prepaid expenses | | (2,652) |
| Net change in operating liabilities: | | |
| Decrease in due to parent | | (14,586) |
| Increase in accounts payable | | 4,406 |
| Increase in accrued liabilities | | - |
| **Net Cash Used in Operating Activities** | | (439,125) |
| **MEMBER CONTRIBUTIONS** | | 300,878 |
| **NET DECREASE IN CASH** | | (138,247) |
| **CASH AT BEGINNING OF YEAR** | | 150,342 |
| **CASH AT END OF YEAR** | $ | 12,095 |

See Notes to Financial Statements.

6

## 1. Organization and Nature of Business

USREM Securities LLC (the "Company"), was established in the state of Delaware on October 12, 2021. It is a registered broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on September 19, 2022. The Company's primary business activity is to operate an online platform and alternative trading system for the private placement of unregistered securities.

## 2. Significant Accounting Policies

*Basis of Accounting* - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

*Liquidity and Management's Plans* - The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statements in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure that net capital compliance is maintained. Among options, management is also considering selling the Company. At September 30, 2025, the Company's cash balance was $12,095. The Company's sole managing member has the means to provide funding and is committed to providing adequate capitalization and liquidity for the Company's business operations for at least one year.

*Cash* - Cash consists of funds maintained in a checking account held at a single financial institution which is insured by the Federal Deposit Insurance Corporation, and at times may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

*Income taxes* - The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of September 30, 2025.

*Use of estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**3. Revenue From Contracts With Customers**

The Company accounts for its revenue in accordance with ASC 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires the Company to recognize revenue when it satisfies performance obligations according to the terms of its contracts and the customer receives control or derives benefits from the promised goods or services. A performance obligation is a promise to transfer a distinct good or service to the customer, and each performance obligation can be satisfied over time or at a point in time. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the promised goods or services. The Company enters into contracts that include multiple services, which are considered to be separate performance obligations if they are determined to be distinct within the context of the contract. Management's judgment is often required to identify distinct performance obligations.

The performance obligation associated with private placement services is satisfied at a point in time, which is the transaction closing date. The consideration related to these services is generally a proportion of the investment capital raised.

The Company had no contract assets or contract liabilities during the year, as of September 30, 2024, or as of September 30, 2025.

**4. Related Party Transactions**

For the year ended September 30, 2025, the Company had an expense sharing agreement in place with the Parent, U.S. Real Estate Market Holdings, Inc. The agreement specifies the allocation of certain shared expenses to the Company, which are included in the Statement of Income. Total allocated expenses for the period were approximately $49,000. The shared expenses consist of professional fees, rent, insurance and other expenses incurred in the normal course of business.

**5. Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At September 30, 2025, the Company had net capital deficit of ($6,133), which was ($11,133) below its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was (-297.23%).

**6. Concentrations of Risk**

Cash - The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of September 30, 2025, the account balance is below the insured limits of $250,000.

Revenue from contracts with customers includes commission income and related fees from participation in private placements of equity securities. The majority of these private placements relate to real estate development programs. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer.

**7. Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

**8. Commitments and Contingencies**

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

**9. Segment Reporting**

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Executive Officer of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

**10. Subsequent Events**

Subsequent to year-end, the Company identified a net capital deficiency. On October 30, 2025, and October 31, 2025, the Company's parent made capital contributions totaling $100,000. As a result of these contributions, the Company returned to net capital compliance and resumed conducting securities business.

# SUPPLEMENTARY INFORMATION

## USREM Securities LLC
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2025

**SCHEDULE I**

| | | |
|---|---|---:|
| **TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ | (794) |
| | | |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| Prepaid expenses | | (5,339) |
| | | |
| **NET CAPITAL** | $ | (6,133) |
| | | |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable | | 10,228 |
| Accrued liabilities | | 8,000 |
| | | |
| **TOTAL AGGREGATE INDEBTEDNESS** | $ | 18,228 |
| | | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness) | $ | 5,000 |
| | | |
| Excess net capital | $ | (11,133) |
| | | |
| Percentage of aggregate indebtedness to net capital | | -297.23% |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2025.

## USREM Securities LLC

(A LIMITED LIABILITY COMPANY)
Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

**SCHEDULE II**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing an Exemption
Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the
Company limits its business activities exclusively to the private placement of securities.  The Company (1) did not directly or
indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for
customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without
exception.

**SCHEDULE III**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing an Exemption
Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the
Company limits its business activities exclusively to the private placement of securities.  The Company (1) did not directly or
indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for
customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without
exception.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm**

To the Sole Member and Those Charged With Governance
USREM Securities, LLC

We have reviewed the accompanying Exemption Report of USREM Securities, LLC (the Company) as of and for the fiscal year ended September 30, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) private placement of securities (2) operate an alternative trading system for private placements of unregistered or private securities throughout the fiscal year ended September 30, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended September 30, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
December 23, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

**USREM Securities LLC Exemption Report**


USREM Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities (2) operate an alternative trading system for private placements of unregistered or private securities.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.


I, Ray Kahn, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

*Raymond A. Kahn*

Ray Kahn
Chief Executive Officer